Exhibit 8.1

Subsidiaries

Name of Subsidiary	State or Other Jurisdiction of Incorporation
DBV Technologies Inc.	Delaware
DBV Technologies Australia PTY Ltd.	New South Wales
DBV Technologies Canada Ltd.	Ontario
DBV Pharma S.A.S.	France